UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

MICRO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

59500W100

(CUSIP Number)

L. Cecily Hines Vice President, Secretary and Chief Legal Officer ev3 Inc. 4600 Nathan Lane North Plymouth, MN 55442 (763) 398-7000	Scott A. Arenare, Esq. Managing Director and General Counsel Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017 (212) 878-0600	Copies to: Tracy Kimmel, Esq. John Graham, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59500W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Micro Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg, Pincus Equity Partners, L.P. I.R.S. #13-3986317

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus & Co. I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus LLC I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Partners LLC I.R.S. # 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ev3 Inc. I.R.S. # 32-0138874

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.1%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 13 amends the Schedule 13D originally filed on June 5, 2001, as amended by Amendment No. 1, filed on June 21, 2001, as further amended by Amendment No. 2, filed on July 27, 2001, as further amended by Amendment No. 3, filed on September 6, 2002, as further amended by Amendment No. 4, filed on October 2, 2002, as further amended by Amendment No. 5, filed on February 21, 2003, as further amended by Amendment No. 6, filed on September 3, 2003, as further amended by Amendment No. 7, filed on December 8, 2003, as further amended by Amendment No. 8, filed on February 3, 2004, as further amended by Amendment No. 9, filed on June 29, 2004, as further amended by Amendment No. 10, filed on August 19, 2004, as further amended by Amendment No. 11, filed on April 6, 2005, as further amended by Amendment No. 12, filed on October 11, 2005 (as so amended, the “Original 13D”), on behalf of ev3 Inc., a Delaware corporation (“ev3 Inc.”), Micro Investment, LLC, a Delaware limited liability company (“Micro LLC”), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated entities, “WPEP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC” and together with WPEP, WP LLC, and WP, the “Warburg Pincus Reporting Persons”).  This Amendment No. 13 to the Original 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Micro Therapeutics, Inc., a Delaware corporation (the “Company”).  Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Original 13D.  ev3 Inc., Micro LLC and the Warburg Pincus Reporting Persons are hereinafter collectively referred to as the “Reporting Persons.”

Item 3.	Source and Amount of Funds or Other Consideration
The information contained in Item 3 of the Original 13D is hereby amended and supplemented by adding the following paragraph at the end of the discussion:

The consideration to be paid for the shares of Common Stock acquired through the Negotiated Merger described in Item 4 below will be authorized but unissued shares of common stock, par value $0.01 per share, of ev3 Inc. (“ev3 Common Stock”).

Item 4.	Purpose of Transaction
The information contained in Item 4 of the Original 13D is hereby amended and supplemented by adding the following paragraphs at the end of the discussion:

Between October 10, 2005, the date of the public announcement of the Proposal, and November 14, 2005, ev3 Inc.’s management and the members of the Special Committee, and their respective legal and financial advisors, engaged in discussions regarding the terms of the Exchange Offer and related documentation.  During this period, the Special Committee and its financial and legal advisors also completed their financial and legal due diligence review of ev3 Inc. and the Company.  In addition, ev3 Inc. and its legal advisors also discussed with the Special Committee and its legal advisors the possible terms of a merger agreement that the parties might enter in the event that ev3 Inc. and the Special Committee could not agree on the terms of the Exchange Offer.

On November 14, 2005, ev3 Inc., Micro LLC and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, subject to certain conditions, Micro LLC will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of ev3 Inc. (the “Negotiated Merger”). The Merger Agreement was unanimously recommended by the Special Committee and was unanimously approved by the boards of directors of the Company and ev3 Inc.  As a result of the execution of the Merger Agreement, ev3 Inc. no longer intends to commence the Exchange Offer.

As a result of the Negotiated Merger, each issued and outstanding share of Common Stock would be automatically converted into the right to receive 0.476289 of a share (the “Exchange Ratio”) of ev3 Common Stock. Each outstanding stock option to purchase Common Stock (each, a “Company Option”), whether exercisable or unexercisable, would be converted into an option to purchase shares of ev3 Common Stock on the same terms and conditions (including vesting) as were applicable under such Company Option (each, an “ev3 Option”). The number of shares of ev3 Common Stock subject to each such ev3 Option will be the number of shares of Common Stock subject to each such Company Option immediately prior to the effective time of the Negotiated Merger multiplied by the Exchange Ratio (rounded, if necessary, down to the nearest whole share of ev3 Common Stock) and such ev3 Option will have an exercise price per share equal to the per share exercise price specified in such Company Option divided by the Exchange Ratio (rounded, if necessary, up to the nearest whole cent).

As the majority stockholder of the Company, Micro LLC has executed a written consent approving the Negotiated Merger, which is the only stockholder approval necessary or required to complete the Negotiated Merger under applicable law or the Merger Agreement.  As a result, the Company will not be soliciting its stockholders to vote upon the Merger.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and is incorporated herein by reference.  On November 14, 2005, ev3 Inc. and MTI issued a joint press release publicly announcing the Negotiated Merger (the “Press Release”).  A copy of the Press Release is attached as an exhibit hereto and is incorporated herein by reference.

The purpose of the Negotiated Merger is for ev3 Inc. to acquire the shares of Common Stock that it does not currently own. Upon consummation of the Negotiated Merger, the Company will become a wholly owned subsidiary of ev3 Inc., shares of Common Stock will cease to be quoted on the NASDAQ National Market, the Common Stock will be de-registered under the Act, and ev3 Inc. will control the board of directors of the Company and will make such other changes in the charter, bylaws, capitalization, management and business of the Company as may be appropriate in ev3 Inc.’s judgment.

Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information contained in Item 6 of the Original 13D is hereby amended and supplemented by adding the following paragraph at the end of the discussion:

As described in Item 4 hereto, ev3 Inc., Micro LLC and the Company have entered into the Merger Agreement.  The information set forth in Item 4 with respect to the Merger Agreement is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1.	Agreement and Plan of Merger, dated as of November 14, 2005, by and between ev3 Inc., Micro Investment, LLC and Micro Therapeutics, Inc.

	Exhibit 2.	Joint Press Release of ev3 Inc. and Micro Therapeutics, Inc., dated November 14, 2005

	Exhibit 3.	Written Consent executed by Micro Investment, LLC, dated November 14, 2005

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2005	EV3 INC.

By:	/s/ Patrick D. Spangler
Name: Patrick D. Spangler
Title: Chief Financial Officer and Treasurer

Dated: November 14, 2005	MICRO INVESTMENT, LLC
By: ev3 Inc., Managing Member

By:	/s/ Patrick D. Spangler
Name: Patrick D. Spangler
Title: Chief Financial Officer and Treasurer

Dated: November 14, 2005	WARBURG, PINCUS EQUITY PARTNERS, L.P.
By:	Warburg Pincus Partners LLC,
its General Partner

By:	Warburg Pincus & Co.,
its Managing Member

By:	/s/ Sean D. Carney
Name: Sean D. Carney
Title: Partner

Dated: November 14, 2005	WARBURG PINCUS & CO.

By:	/s/ Sean D. Carney
Name: Sean D. Carney
Title: Partner

Dated: November 14, 2005	WARBURG PINCUS LLC

	By:		/s/ Sean D. Carney
Name: Sean D. Carney
Title: Member

Dated: November 14, 2005	WARBURG PINCUS PARTNERS LLC
		By:	Warburg Pincus & Co.,
its Managing Member

	By:		/s/ Sean D. Carney
Name: Sean D. Carney
Title: Partner